**IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE**

In re:	)
	) Chapter 11
QUORUM HEALTH CORPORATION, *et al.*,	)
	) Case No. 20-10766 (KBO)
Debtors.[1]	)
	) Jointly Administered
	)
	) **Re: D.I. 20 & 23**

MUDRICK CAPITAL MANAGEMENT, L.P.'S PRELIMINARY OMNIBUS OBJECTION TO CERTAIN FIRST DAY MOTIONS

Mudrick Capital Management, L.P. ("Mudrick"), beneficial owner of approximately 15% of the equity securities of Quorum Health Corporation ("QHC" and together with the above-referenced debtors and debtors in possession, the "Debtors"), hereby submits this preliminary objection (the "Preliminary Objection") to certain of the Debtors' motions filed on April 7 and 8, 2020 (the "First Day Motions") as set forth below:

PRELIMINARY STATEMENT

On April 7, 2020 (the "Petition Date"), the Debtors commenced their bankruptcy cases (the "Chapter 11 Cases") and disclosed their entry into a restructuring support agreement (the "RSA") with certain lenders representing approximately 74.7% of the obligations outstanding under the Company's First Lien Facility and 97.3% of the obligations outstanding under the Senior Notes. On April 8, 2020, the Debtors filed their pre-packaged plan (the "Plan") proposing a balance sheet restructuring and a motion seeking an extremely expedited combined disclosure statement and confirmation hearing 32 days from today, on May 11, 2020, a date itself almost a

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[1] The last four digits of Quorum Health Corporation's tax identification number are 5208. Due to the large number of Debtors in these chapter 11 cases, for which the Debtors have requested joint administration, a complete list of the Debtors and the last four digits of their federal tax identification numbers is not provided herein. A complete list of such information may be obtained on the website of the Debtors' proposed claims and noticing agent at https://dm.epiq11.com/Quorum. The location of Quorum Health Corporation's corporate headquarters and the Debtors' service address is 1573 Mallory Lane, Brentwood, Tennessee 37027.

month earlier than the self-imposed June 6, 2020 outside effective date in the RSA. As discussed

below, the RSA parties, including the Debtors, plainly intend this ultra accelerated timeframe to

frustrate the evaluation of QHC's legitimate shareholder interests.

Though all general unsecured creditors are paid in full in cash, the Plan provides zero

recovery to QHC's pure shareholders, i.e. those shareholders that do not also own Senior Notes.

For this reason, there is considerable cause to carefully evaluate and scrutinize the relief sought

by the Debtors in their First Day Motions and the Plan and ensure that shareholders' interests in

the Chapter 11 Cases are protected. Accordingly, yesterday, Mudrick sent a letter to the United

States Trustee requesting that it form an official committee of equity security holders.

The Debtors and their noteholders' attempt to rush to confirmation using a temporary

pandemic-related earnings trough to drive an opportunistic false valuation is unreasonable and

without justification. There are no exigent circumstances requiring that the Debtors fast-track

their reorganization. The Debtors are operating their businesses in the ordinary course, are not

experiencing short term liquidity issues, and appear to have adequate access to cash. The

ineluctable conclusion is that the Debtors have agreed to file their Chapter 11 Cases and proceed

with the Plan on an unnecessarily expedited basis at a logistically difficult time for the entire

world in order to rush through confirmation without any meaningful analysis of the Debtors'

actual value and the destruction of shareholder value. The Court should reject this attempt and

require that the Debtors provide more time for equity holders to adequately evaluate the Plan and

their treatment thereunder.

Accordingly, Mudrick respectfully requests that the Court reject as unnecessary the

expedited confirmation schedule sought by the Debtors to provide sufficient time for the United

States Trustee to consider appointment of an Official Equity Committee and for the equity, hopefully through an Official Committee, to evaluate the Plan and the underlying valuation it is based upon. Further, Mudrick requests that the Court enter interim relief solely to the extent necessary to preserve the Debtors' estates and refrain from granting any relief that needlessly locks the Debtors into a path forward prior to a final hearing.

PRELIMINARY OMNIBUS OBJECTION

The Court Should Deny The Expedited Timeframe in the Debtors' Scheduling Motion.

The Debtors seek authority to hold a combined hearing on the adequacy of their disclosure statement and confirmation of the Plan in 32 days on May 11, 2020. *See* D.I. 23. They also seek to set the objection deadline in 25 days on May 4, 2020. This proposal sets an exceedingly short time frame for equity holders, many of whom are retail mom and pop holders, to analyze and object to the Plan.

Rule 3017-1 of the Delaware Local Bankruptcy Rules (the "Local Rules") provides:

> Upon the filing of a disclosure statement, the proponent of the plan shall obtain hearing and objection dates from the Court and shall provide notice of those dates in accordance with Fed. R. Bankr. P. 3017. The hearing date shall be at least thirty-five (35) days following service of the disclosure statement and the objection deadline shall be at least twenty-eight (28) days from service of the disclosure statement.

Unlike Bankruptcy Rule 2002(b), Bankruptcy Rule 3017 does not exclude equity holders from the notice requirement. By the Debtors' own admission, equity holders have not received notice of the filing of the Plan and the related disclosure statement. Because equity holders are not entitled to vote under the Plan, they were not served with a solicitation package on April 6, 2020. Accordingly, despite the Debtors' assertions to the contrary, the proposed schedule does not conform to the minimum time required by the Local Rules. Even if the Debtors were to provide notice to all equity holders following today's hearing, which will not occur, there remains only

25 days prior to the proposed objection deadline and 32 days prior to the proposed confirmation hearing.

More fundamentally, an expedited schedule is not prudent here. Despite the fact that the Plan is prepackaged, it is not consensual. The Debtors' representations to the contrary ignore a critical constituency. This is quite troubling as not only are equity holders shut out from any recovery under the Plan, they were completely shut out of the negotiation process. Specifically, when Mudrick contacted the Company on March 23, 2020, to request a meeting to discuss the rumors about a potential restructuring that would deny value to equity holders, the Company completely ignored it. To date, the Company has yet to respond to Mudrick, nor even mention Mudrick's attempt to engage with the Company in any of its filings. Indeed, the only purported equity holders at the negotiating table were conflicted noteholders who, collectively, controlled 97.3% of the outstanding Senior Notes. There simply is no basis to suggest that these holders acted for equity as they agreed to extinguish all equity value.

Further, there are serious questions about the Debtors' consideration and negotiation of the Plan. There is no indication that any non-conflicted party independently evaluated the Debtors' RSA and proposed Plan. To the contrary, all parties that negotiated and entered into the RSA – including QHC's Board of Directors and management -- will benefit from consummation of the proposed plan at the expense of the Debtors' equity holders. This too should give the Court pause to the Debtors' attempt to pursue an expedited confirmation schedule

Given the absence of pure equity holders from the Debtors' prepetition reorganization negotiations or the presence of any other party protecting the interests of equity holders, there is no basis to justify the expedited schedule requested by the Debtors. Instead, the Court must ensure that the Debtors' proposed schedule provides equity holders with sufficient time to adequately protect their own interests. Mudrick's immediate request to appoint an official

committee of equity holders is one step towards ensuring that such necessary protection exists.

Given the potential that an equity committee will be formed, it is premature for the Court to set a

schedule until the United States Trustee determines whether it will form such a committee.

Sufficient time is also required to ensure that the Plan, including the Debtors' valuation,

is appropriately scrutinized. The Plan – and the resulting constituent recoveries – is highly

dependent upon the Debtors' enterprise valuation. The Debtors' own financial advisor has

opined that according to its analysis, which has not yet been fully disclosed or subjected to any

discovery or review, the upper range of the value of the Debtors is $1.275 billion, which is only

$32 million below the reported debt on the valuation date.[2] Thus, a mere 2% increase in value

(or a tenth of a point in an applicable multiple) using the Company's metrics would put equity in

the money – on the RSA parties' valuation even before equity holders can make their case.

Critically, the Debtors' valuation fails to take into account that QHC and the noteholders are

opportunistically valuing the Debtors at their low point, during a worldwide pandemic, without

taking into account the increased value that the Debtors' own management projects will be

realized in the near future after operating performance is stabilized and improved.

QHC's own projections indicate that substantial equity value exists here. No reasonable

person can dispute this. Even the Company's largest creditor and signatory to the RSA, KKR

Credit Advisors (US) LLC, acknowledged publicly in a Schedule 13D filing with the SEC in

December that, even valuing the Company on a distressed basis, equity value exists. Although

the Company expects a brief downtick in earnings due to the worldwide COVID-19 pandemic –

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[2]   The valuation analysis is based solely on the Debtors' assumptions and projections that appear in its
analysis that is attached as Exhibit E to its Disclosure Statement. Mudrick does not have the benefit of all necessary
information to assess the Debtors' assumptions and projections and expressly reserves its right to challenge any and
all assumptions and projections therein. Use of the Company's numbers in this Preliminary Objection is purely
illustrative.

like every other company – it expects to recapture these earnings in the second half of 2020 and thereafter. Indeed in its recent 8-K, QHC itself said "in 2021 and beyond, management does not expect there to be a material impact to the business from COVID-19." The Debtors' projections, as outlined in the Disclosure Statement, show that normalized EBITDA will increase to $177 million next year and $204 million by 2023. Using a reasonable valuation multiple, the Debtors' projections result in equity value of up to $12 per share. Given management's efforts and this potential value, now is not the time to let the Debtors pursue an expedited restructuring process that wipes out all existing equity.

Finally, there is no proof here that time is of the essence other than contrived milestones that the consenting parties agreed to amongst themselves. The RSA and DIP milestones cannot trample basic due process rights. There is no evidence that exigent circumstances warrant an expedited time frame or that providing sufficient time for expedited discovery will harm any party. Instead, the risks to the Debtors' estates are greatly outweighed by the potential injustice and prejudice that will result if equity holders are not provided sufficient time to conduct discovery, analyze whether potential claims or other sources of recovery exist, scrutinize the Debtors' valuation, and potentially object to the Plan. The Debtors are operating their businesses in the ordinary course, paying all unsecured creditors currently, are not experiencing short term liquidity issues, and appear to have adequate access to cash.

The ineluctable conclusion is that the Debtors have agreed to file their Chapter 11 Cases and proceed with the Plan on an unnecessarily expedited basis at a logistically difficult time for the entire world in order to rush through confirmation without any meaningful analysis of the Company's actual value and the destruction of shareholder value. These concerns are only magnified by the fact that QHC is a publicly traded company with numerous retail equity

6

holders. Given that the Plan proposes to completely wipe out equity interests while providing

extremely broad releases to the Debtors' board and management, sufficient time is warranted.

Accordingly, Mudrick respectfully requests that the Court deny the Debtors' scheduling

motion.

The DIP Order Should Preserve Parties Rights Pending Final Hearing.

The Debtors seek relief in their proposed DIP Order [D.I. 20] that exceeds the relief

necessary and appropriate for an interim order. Specifically, the proposed order provides that the

following relief is not subject to the entry of a final order:

- Immediate and full release of the DIP lenders and affiliated parties from any and all claims related to the Debtors or their estates (page 9 of proposed order);

- Immediate entitlement to all fees under the DIP, which are non-refundable and irrevocable (pages 19, 44 of the proposed order);

- Milestones are enforceable immediately (page 38 of proposed order);

There is no basis for the Court to award this specific relief today rather than at the time a

final order is entered as such relief will undoubtedly prejudice equity holders. First, any final

relief granted before the financing itself is granted on a final basis is necessarily premature.

Second, the payment of all fees earned under the DIP upon entry of the interim order chills the

availability of a competing DIP and renders the interim nature of the order illusory. Finally, as

discussed above, the milestones should not approved to prevent their use as leverage to impose

an unnecessarily expedited schedule upon equity holders whom the Debtors are seeking to

squeeze out.

Accordingly, the Court should limit the first day relief sought in connection with the DIP

motion to ensure that all parties have sufficient time to consider the relief sought without

prejudice prior to the final hearing.

CONCLUSION

Wherefore, Mudrick respectfully requests that this Court deny or limit the first day relief

sought by the Debtors as set forth in this Preliminary Objection and grant Mudrick such other

relief as is just and proper.

Dated: April 9, 2020
       Wilmington, Delaware

/s/ *Robert J. Dehney*
Robert J Dehney (No. 3578)
Joseph C. Barsalona II (No. 6102)
MORRIS, NICHOLS, ARSHT & TUNNELL LLP
1201 North Market Street, 16th Floor
P.O. Box 1347
Wilmington, Delaware 19899-1347
Telephone: (302) 658-9200
Facsimile: (302) 658-3989
Email: rdehney@mnat.com
        jbarsalona@mnat.com

- and -

David S. Rosner (*pro hac vice* pending)
Matthew B. Stein (*pro hac vice* pending)
KASOWITZ BENSON TORRES LLP
1633 Broadway
New York, New York 10019
Telephone: (212) 506-1700
Facsimile: (212) 506-1800
Email: drosner@kasowitz.com
        mstein@kasowitz.com

**COUNSEL FOR MUDRICK CAPITAL
MANAGEMENT, L.P.**